ALLEGHANY CORPORATION

7 Times Square Tower

New York, New York 10036

April 26, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alleghany Corporation

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 21, 2013

File Number: 001-09371

To the Members of the Securities and Exchange Commission:

The following information is provided by Alleghany Corporation (“Alleghany,” “we” or “our”) in response to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated April 15, 2013, as a result of the Staff’s review of Alleghany’s Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”). For ease of reference, the Staff’s comments are included in bold followed by our responses. Capitalized terms used but not defined herein have the meanings ascribed to them in the 2012 Form 10-K. All references in the following information to page numbers in the 2012 Form 10-K are to pages in the EDGAR version of such document.

In responding to the Staff’s comments, Alleghany acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2012 Form 10-K; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2012 Form 10-K; and that Alleghany may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Notes to Consolidated Financial Statements

10. Stockholders’ Equity

(b) Regulations and Dividend Restrictions, page 134

1.	Please provide us proposed disclosure to be included in future filings to address the following:

•

Although you disclose on page 35 that each of your U.S domiciled reinsurance and insurance companies exceeded the minimum capital requirements and could write additional premiums, disclose for all of your subsidiaries, including foreign subsidiaries, the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, please clarify in the disclosure.

RESPONSE: The actual and required statutory surplus of each of Alleghany’s reinsurance and insurance subsidiaries as of December 31, 2012 was as follows ($ in millions, except for ratios):

Group	Surplus	Required	Ratio

TRC*	$4,165	$1,067	390%
RSUI	1,289	192	670
CATA	200	30	659
PCC	109	16	671

Combined Total	$5,763	$1,305	442%

*	Includes substantially all foreign subsidiaries and branch surplus.

Based on the above, Alleghany believes that, as of December 31, 2012, the “amount of statutory capital and surplus necessary to satisfy regulatory requirements” referred to in ASC 944-505-50-1b was not significant in relation to the actual statutory capital and surplus of Alleghany’s reinsurance and insurance subsidiaries. However, in response to the Staff’s comments, Alleghany will, if applicable, include substantially the following additional disclosure in future Reports on Form 10-K:

“As of December 31, 20XX, the amount of statutory capital and surplus necessary to satisfy regulatory requirements was not significant in relation to actual statutory capital and surplus.”

•

Disclose the amount of retained earnings or net income that is restricted or free of restrictions for payment of dividends by Alleghany Corporation to its stockholders as required by Rule 4-08(e)(1) of Regulation S-X.

RESPONSE: Alleghany respectfully submits that its disclosure regarding restrictions which limit the payment of dividends by Alleghany complies with the requirements of Rule 4-08(e)(1) of Regulations S-X. Alleghany believes that the disclosure on page 134 of the 2012 Form 10-K enables the reader to understand that retained earnings or net income that is free of restrictions is available for payment of dividends by Alleghany to its stockholders. However, in response to the Staff’s comment, in order to clarify Alleghany’s dividend capacity to its stockholders, Alleghany will, if applicable, include additional disclosure in future Reports on Form 10-K, substantially in the form as underlined below:

“As of December 31, 20XX, approximately $XX.X of Alleghany’s total equity of $X.X was unavailable for dividends or advances to Alleghany from its subsidiaries. The remaining $X.X was available for dividends or advances to Alleghany from its subsidiaries, or was retained at the Alleghany parent-level, and as such, was available to pay dividends to Alleghany’s stockholders as of December 31, 20XX.”

•	Provide the disclosures required under ASC 944-505-50-2 through 50-6, as applicable.

RESPONSE: Alleghany respectfully submits that its disclosure with respect to prescribed or permitted statutory accounting practices complies with the requirements of ASC 944-505-50-2 through 50-6. Specifically, Alleghany confirms that none of its reinsurance and insurance subsidiaries have any prescribed or permitted statutory accounting practices that meet the disclosure criteria in ASC 944-505-50-2 through 50-6 for any of the periods presented in Alleghany’s 2012 Form 10-K. As such, no additional disclosures under ASC 944-505-50-2 through 50-6 are applicable.

2.	You disclose that you classify your business into two reportable segments: reinsurance and insurance, and that you evaluate these activities separately from investment and corporate activities. Please tell us:

•	the operating segments you have identified in accordance with ASC 280-10-50-1 through 50-9;

RESPONSE: The following are the operating segments that Alleghany has identified in accordance with ASC 280-10-50-1 through 50-9: (i) RSUI, (ii) CATA, (iii) PCC, (iv) TransRe’s property lines of business, (v) TransRe’s casualty & other lines of business, (vi) Alleghany Properties, (vii) BKI, (viii) Homesite, and (ix) ORX. Each of these operating segments meets the definition of an “operating segment” under ASC 280-10-50-1 in that each: (a) engages in business activities (i.e., earns revenues, incurs expenses); (b) has its operating results “reviewed regularly” by Alleghany’s chief operating decision-maker; and (c) has available “discrete financial information.”

•	the factors used to identify reportable segments; and

•	the basis for aggregating identified operating segments into a single reportable segment given the aggregation criteria in ASC 280-10-50-11 and quantitative thresholds in ASC 280-10-50-12.

RESPONSE: Alleghany applies the following qualitative factors and quantitative thresholds to its operating segments in order to identify its reportable segments:

Qualitative factors under ASC 280-10-50-11:

(i)	Consistency with the objectives of ASC 280; and

(ii)	Extent to which the operating segments have similar:

a.	economic characteristics;

b.	products;

c.	production processes;

d.	customers;

e.	distribution methods; and

f.	regulatory environments.

Quantitative thresholds under ASC 280-10-50-12:

(i)	Whether the revenue of an operating segment is 10 percent or more of the sum of all operating segments;

(ii)	Whether the net income of an operating segment is 10 percent or more of the sum of all operating segments (additional rules apply if one or more operating segments reported a loss); and

(iii)	The assets of an operating segment are 10 percent or more of the sum of all operating segments.

After applying the qualitative factors and quantitative thresholds listed above to its operating segments, and aggregating the applicable operating segments together, Alleghany has determined that it has two reportable segments: (i) the commercial reinsurance segment comprised of (a) TransRe’s property lines of business and (b)

TransRe’s casualty & other lines of business, and (ii) the commercial insurance segment comprised of (a) RSUI, (b) CATA, and (c) PCC. Alleghany’s bases for aggregating its operating segments into the commercial reinsurance and commercial insurance reportable segments are set forth in Appendix A hereto. After completing the aggregation analysis set forth in Appendix A hereto, Alleghany has determined that each reportable segment meets the quantitative thresholds under ASC 280-10-50-12.

Alleghany Properties, BKI, Homesite and ORX, which do not meet the criteria used to identify reportable segments, are discussed below.

Tell us why classifying your corporate activities in a separate reportable segment was deemed not required.

RESPONSE: Alleghany respectfully submits that designating “corporate activities,” or any component thereof, as a separate reportable segment is not required under ASC 280, and would not provide meaningful, additional information to a reader of Alleghany’s financial statements. Furthermore, Alleghany has met the requirements of ASC 280-10-50-14 in that its reportable segments discussed above (commercial reinsurance and commercial insurance) comprise more than 75 percent of Alleghany’s consolidated revenues.

The primary components of “corporate activities” are: (i) the activities of Alleghany at the parent-company level, including Homesite and ORX, (ii) Alleghany Properties, and (iii) BKI. Included below are descriptions of each such component and reasons why it is not required to be classified as a separate reportable segment.

The activities at the parent-company level consist of: (i) the activities of Alleghany’s management team, which include seeking out strategic investments in operating companies, delegating responsibilities to competent and motivated managers at the operating business level, setting of goals for Alleghany’s operating businesses, assisting managers in the achievement of these goals, defining risk parameters and appropriate incentives for Alleghany’s operating businesses, and monitoring progress against their long-term objectives; and (ii) strategic investments, which currently primarily include an approximately 33 percent stake in Homesite, a national, full-service, mono-line provider of homeowners insurance; and an approximately 38 percent ownership stake in ORX, a regional oil and gas exploration and production company.

The activities of Alleghany’s management team do not qualify as an operating segment primarily because such activities do not constitute a “business” under ASC 280-10-50-1. Although Homesite and ORX each qualify as an operating segment,

Alleghany does not consolidate their results into Alleghany’s or exercise any control over these entities. These investments are included in “corporate activities” based on the qualitative factors under ASC 280-10-50-11 and quantitative thresholds under ASC 280-10-50-12. From a qualitative perspective, under ASC 280-10-50-11, the businesses of Homesite (personal lines / homeowners insurance) and ORX (oil and gas exploration and production) are dissimilar to Alleghany’s other segment businesses (which relate to commercial reinsurance and commercial insurance). From a quantitative perspective, Alleghany’s share of revenues, net income and assets associated with its investment in Homesite and ORX are well below the 10% quantitative thresholds under ASC 280-10-50-12. For instance, in 2012, Alleghany’s share of revenues, net income and assets associated with Homesite and ORX were as follows:

(i)	($6.9) million and ($4.5) million, respectively, of net losses (reported as “negative revenues”), which represented 0.2 percent or less relative to the sum of the revenues of all Alleghany operating segments;

(ii)	($4.5) million and ($2.9) million, respectively, of net losses, which represented 2 percent or less relative to the sum of the net income of all Alleghany operating segments; and

(iii)	$97.5 million and $36.3 million, respectively, of assets, which represented 0.4 percent or less relative to the sum of the assets of all Alleghany operating segments.

Alleghany Properties owns and manages properties in the Sacramento, California region. Alleghany Properties qualifies as an operating segment, but is included in “corporate activities” based on the qualitative factors under ASC 280-10-50-11 and quantitative thresholds under ASC 280-10-50-12. From a qualitative perspective, under ASC 280-10-50-11, Alleghany Properties’ business is dissimilar to Alleghany’s other segment businesses (which relate to commercial reinsurance and commercial insurance). From a quantitative perspective, the revenues, net income and assets for Alleghany Properties are well below the 10 percent quantitative thresholds under ASC 280-10-50-12. For instance, in 2012, Alleghany Properties’ revenues, net loss and assets were $0.3 million, $0.3 million and $31.3 million, respectively, which represented 0.1 percent or less relative to the comparable sum of values from all Alleghany operating segments.

BKI is a manufacturer and remanufacturer / retrofitter of precision machine tools and supplier of replacement parts, headquartered in Rockford, Illinois, that was acquired by Alleghany on April 26, 2012. BKI qualifies as an operating segment, but is included in “corporate activities” based on the qualitative factors under ASC 280-10-50-11 and quantitative thresholds under ASC 280-10-50-12. From a qualitative perspective, under ASC 280-10-50-11, BKI’s business is dissimilar to Alleghany’s other segment businesses (which relate to commercial reinsurance and commercial insurance). From a quantitative perspective, BKI’s revenues, net income and assets are well below the 10 percent quantitative thresholds under ASC 280-10-50-12. For instance, in 2012, BKI’s revenues, net income and assets were $31.8 million, $3.1 million and $71.2 million, respectively, which represented 1 percent or less relative to the comparable sum of values from all operating segments.

*    *    *

Please do not hesitate to contact me (212-752-1356) with any further comments or questions you may have.

Very truly yours,

/s/ Roger B. Gorham
Roger B. Gorham
Senior Vice President

APPENDIX A

REINSURANCE
	Property	Cas+Othr
CAN OPERATING SEGMENTS BE COMBINED UNDER ASC 280?
[any ‘no’ answer signifies that operating segment cannot be combined]

(1) CONSISTENT WITH OBJECTIVES OF ASC 280 (i.e., USEFUL INFORMATION)?	YES	YES
(2) HAVE SIMILAR ECONOMIC CHARACTERISTICS (e.g., L-T PROFITS/MARGINS)?	YES	YES
(3) MEET ALL OF THE FOLLOWING TESTS (SEE EXHIBITS BELOW FOR DETAILS):
(A) HAVE SIMILAR PRODUCTS?	YES	YES
(B) HAVE SIMILAR PRODUCTION PROCESS?	YES	YES
(C) HAVE SIMILAR TYPE / CLASS OF CUSTOMER?	YES	YES
(D) HAVE SIMILAR DISTRIBUTION METHODS?	YES	YES
(E) HAVE SIMILAR REGULATORY ENVIRONMENT?	YES	YES

(A) ANALYSIS OF PRODUCTS (ALL PRODUCTS ARE “P&C REINS”):
COMMERCIAL SPECIALTY CASUALTY	—	A
COMMERCIAL SPECIALTY PROPERTY	A	—
COMMERCIAL WORKERS COMP	—	—
COMMERCIAL SURETY	—	a
NON-COMMERCIAL	a	—

(B) ANALYSIS OF PRODUCTION PROCESS (ALL IS GENERIC TO P&C REINS):
P&C UNDERWRITING	A	A

(C & E) ANALYSIS OF CUSTOMER & REGULATION (VIA GEOGRAPHY)(ALL IS GENERIC TO P&C REINS):
DOMESTIC nationwide	A	A
DOMESTIC regional	—	—
INTERNATIONAL	A	A

(D) ANALYSIS OF DISTRIBUTION (ALL IS GENERIC TO P&C REINS):
EXTERNAL Broker	A	A
EXTERNAL MGA, program admin., et al	—	—
INTERNAL Agent	—	—
INTERNAL Direct	a	a

INSURANCE
	RSUI	CATA	PCC
CAN OPERATING SEGMENTS BE COMBINED UNDER ASC 280?
[any ‘no’ answer signifies that operating segment cannot be combined]

(1) CONSISTENT WITH OBJECTIVES OF ASC 280 (i.e., USEFUL INFORMATION)?	YES	YES	YES
(2) HAVE SIMILAR ECONOMIC CHARACTERISTICS (e.g., L-T PROFITS/MARGINS)?	YES	YES	YES
(3) MEET ALL OF THE FOLLOWING TESTS (SEE EXHIBITS BELOW FOR DETAILS):
(A) HAVE SIMILAR PRODUCTS?	YES	YES	YES
(B) HAVE SIMILAR PRODUCTION PROCESS?	YES	YES	YES
(C) HAVE SIMILAR TYPE / CLASS OF CUSTOMER?	YES	YES	YES
(D) HAVE SIMILAR DISTRIBUTION METHODS?	YES	YES	YES
(E) HAVE SIMILAR REGULATORY ENVIRONMENT?	YES	YES	YES

(A) ANALYSIS OF PRODUCTS (ALL PRODUCTS ARE “P&C INS”):
COMMERCIAL SPECIALTY CASUALTY	D	D	—
COMMERCIAL SPECIALTY PROPERTY	D, a	d	—
COMMERCIAL WORKERS COMP	—	d	d
COMMERCIAL SURETY	—	D	—
NON-COMMERCIAL	—	—	—

(B) ANALYSIS OF PRODUCTION PROCESS (ALL IS GENERIC TO P&C INS):
P&C UNDERWRITING	D	D	d

(C & E) ANALYSIS OF CUSTOMER & REGULATION (VIA GEOGRAPHY)(ALL IS GENERIC TO P&C INS):
DOMESTIC nationwide	D, a	d	—
DOMESTIC regional	—	D (midwest)	d (CA)
INTERNATIONAL	a	—	—

(D) ANALYSIS OF DISTRIBUTION (ALL IS GENERIC TO P&C INS):
EXTERNAL Broker	D, a		d
EXTERNAL MGA, program admin., et al	d	D
INTERNAL Agent		D
INTERNAL Direct

KEY: D=Direct P&C (significant); d=Direct P&C business (less signif.); A=Assumed P&C (significant); a=assumed P&C (less signif.).